

March 22, 2013

<u>Via E-mail</u>
Mr. Douglas N. Currault II
Assistant General Counsel and Corporate Secretary
Freeport-McMoRan Copper & Gold Inc.
333 North Central Avenue
Phoenix, AZ 85004-2189

> **Re:** **Freeport-McMoRan Copper & Gold Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 12, 2013**
> **File No. 333-185747**

Dear Mr. Currault:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 36

1.   We reissue comment two from our letter dated February 21, 2013. Given Mr. Flores' interests other than as a shareholder in this transaction, please revise the disclosure to clearly reflect that Mr. Flores has a conflict of interest rather than a "potential" conflict of interest.

Term Loan, page 86

2.   Please clearly disclose the specific terms of the agreement as they relate to determining the interest rate.

Exhibits

3.   Please either file as exhibits or incorporate by reference into the exhibits index, the term loan agreement and the agreements relating to the senior notes issuance.

4.   Please remove the statement in the legality opinion that you are members of the Bar of the State of New York, as this appears to be a limitation on the opinion.

5.   The statement in Exhibit 8.1 that "it is the opinion of Latham & Watkins LLP that the statements in the Joint Proxy Statement/Prospectus constituting part of the Registration Statement under the caption 'Material United States Federal Income Tax Consequences of the Merger,' insofar as such statements summarize United States federal income tax law, are accurate in all material respects" is a description of the law and is not a tax opinion. Please revise to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel. For guidance, see Staff Legal Bulletin No. 19. Similarly revise Exhibit 8.2.

6.   In addition, it appears that you are using the short form of the tax opinion. Please revise the disclosure under the Material United States Federal Income Tax Consequences of the Merger section to clearly state the opinion of named counsel.

7.   Please remove from Exhibit 8.1 the following statement: "This opinion is rendered only to you, and is solely for your use in connection with the Parent's filing of the Registration Statement upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever." Such statement appears to place a limitation on the reliance of investors on the opinion.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director